

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2013

Via E-mail
Bruce Van Saun
Group Finance Director
National Westminster Bank Plc
135 Bishopsgate
London, United Kingdom EC2M 3UR

      Re: National Westminster Bank Plc
              Form 20-F for the Fiscal Year Ended December 31, 2011
              Filed April 23, 2012
              File No. 001-09266

Dear Mr. Van Saun:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Kevin W. Vaughn

                      Kevin W. Vaughn
                      Accounting Branch Chief